Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD.

September 21, 2020

Via Email

Ms. Yingxian (Elaine) Xiang

4114 Lake Vista Cir.

Missouri City TX 77459

Dear Ms. Xiang:

This letter shall confirm our discussions pursuant to which you have indicated your willingness to serve as a member of the Board of Director of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the “Company”), and as Chairwoman of the Compensation Committee, a member of the Audit Committee and the Nominating and Governance Committee, effective the date herein on the terms set forth below until the next annual shareholders meeting, your earlier resignation or the removal pursuant to the Company’s Amended and Restated Memorandum and Articles of Association.

Our company compensates our non-employee directors for all services they perform as a director of our company, including attendance at Board of Directors meetings and service as members of committees of the Board of Directors to which they are appointed. You will receive a monthly compensation of $3,000.

You would also be reimbursed for all of your out-of-pocket expenses in traveling to and attending meetings of the Board of Directors and committees on which you would serve.

We will indemnify you to the fullest extent permitted by Cayman Islands law as provided and according to our Amended and Restated Memorandum and Articles of Association.

You may indicate your agreement with these terms by signing and dating this letter agreement and returning it to the undersigned. By signing this letter agreement, you reconfirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Very truly yours,

Color Star Technology Co., Ltd.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer

I have read and accept and agree to the above terms:

/s/ Yingxian (Elaine) Xiang
Signature of Yingxian (Elaine) Xiang